UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Christopher Ricciardi

51 Shellbark Lane

Briarcliff Manor, New York  10510

(212) 328-7911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Christopher Ricciardi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,403

	8	Shared Voting Power 755,736(1)

	9	Sole Dispositive Power 12,403

	10	Shared Dispositive Power 755,736(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 768,139(1)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.76%

14	Type of Reporting Person IN

(1)  Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by Christopher Ricciardi which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s Class A common stock, par value $0.001 (the “Common Stock”).  Also includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of a convertible senior promissory note currently held through Mead Park Capital Partners LLC (“Mead Park LLC”).  Does not include the additional approximately 125,000 shares of the Issuer’s Common Stock into which such note may convert in the event that all remaining interest thereunder is paid in cash.

1	Name of Reporting Person Stephanie Ricciardi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 755,736(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 755,736(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 755,736(2)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.68%

14	Type of Reporting Person IN

(2)  Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by Stephanie Ricciardi which may be redeemed for, at the Issuer’s option, either cash or shares of the Issuer’s Common Stock.  Also includes 487,291 shares of the Issuer’s Common Stock, issuable upon conversion of a convertible senior promissory note currently held through Mead Park LLC.  Does not include the additional approximately 125,000 shares of the Issuer’s Common Stock into which such note may convert in the event all remaining interest thereunder is paid in cash.

1	Name of Reporting Person Mead Park Capital Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 487,291(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 487,291(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 487,291(3)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.07%

14	Type of Reporting Person OO

(3)  All such shares of the Issuer’s Common Stock are issuable upon conversion of a convertible senior promissory note.  Does not include the additional approximately 125,000 shares of the Issuer’s Common Stock into which such note may convert in the event that all remaining interest thereunder is paid in cash.

This Amendment No. 8 to Schedule 13D is filed to amend and/or supplement Items 2, 4, 5, 6 and 7 to reflect changes to the Schedule 13D filed by Christopher Ricciardi and Stephanie Ricciardi with the Securities and Exchange Commission (the “SEC”) on July 2, 2009, as amended on December 21, 2009 by Amendment No. 1 to Schedule 13D; on December 24, 2009 by Amendment No. 2 to Schedule 13D; on April 25, 2011 by Amendment No. 3 to Schedule 13D; on July 17, 2011 by Amendment No. 4 to Schedule 13D; on May 15, 2013 by Amendment No. 5 to Schedule 13D; on September 30, 2013 by Amendment No. 6 to Schedule 13D; and on September 1, 2015 by Amendment No. 7 to Schedule 13D (which amendment also served as Amendment No. 1 to the Schedule 13D filed by Mead Park Capital Partners LLC (“Mead Park LLC”) with the SEC on October 4, 2013).  Each of Christopher Ricciardi, Stephanie Ricciardi and Mead Park LLC are referred to herein as the “Reporting Persons” and this amendment is being filed on behalf of each such Reporting Person.

Item 2.      Identity and Background

Item 2(b) of this Schedule 13D is hereby amended as follows:

(b) The address of the Reporting Persons is 55 Shellbark Lane, Briarcliff Manor, New York 10510.

Item 4.      Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

The information in Item 5 is incorporated by reference herein.

Reference is made to the Termination and Release Agreement, dated October 16, 2015 (the “Termination Agreement”), by and among Christopher Ricciardi, Stephanie Ricciardi, The Ricciardi Family Foundation, a New York charitable non-profit corporation of which Mr. and Mrs. Ricciardi are directors (the foregoing, collectively, “Ricciardi”), Mead Park LLC and Institutional Financial Markets, Inc. (the “Issuer”), whereby Mead Park LLC agreed to sell to the Issuer an aggregate of 487,291 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”) and Ricciardi agreed to sell to the Issuer 1,512,709 shares of Common Stock (such shares of Common Stock, the “Transferred Shares”).  The aggregate purchase price for the Transferred Shares was $4,000,000.  The Termination Agreement terminates the Securities Purchase Agreement, dated May 9, 2013, by and among the Issuer, Mead Park LLC and, solely for the purposes of Section 6.3 thereof, Mead Park Holdings LP.

The Termination Agreement is incorporated herein as Exhibit 3, and the description of the Termination Agreement contained herein is qualified in its entirety by reference to such Exhibit 3.

Pursuant to the Termination Agreement, during the period beginning on October 16, 2015 and ending on October 16, 2016 (the “Agreement Period”), if there is a meeting of the stockholders of the Issuer at which members of the Issuer’s Board of Directors (the “Board of Directors”) shall be voted upon, the Issuer’s Board of Directors will nominate Mr. Ricciardi for election to the Board of Directors, recommend his election to the stockholders, and solicit proxies for his election to the same extent as it does for any of its other nominees to the Board of Directors.  Mr. Ricciardi is currently serving as a member of the Board of Directors.

Pursuant to the Termination Agreement, during the Agreement Period, unless waived by the Board of Directors, each of Mead Park LLC and Ricciardi shall not, and shall cause each of its Affiliates to not, directly or indirectly (subject to subject to the gross-up right described below), acquire (or propose or agree to acquire) any loans, debt securities, equity securities or assets of the Issuer or any of its subsidiaries, or rights or options to acquire interests in or any derivative securities with respect to any of the Issuer’s loans, debt securities, equity securities or assets; provided, however, that (i) Ricciardi may purchase up to an aggregate of 250,000 shares of Common Stock at a purchase price per share of no less than $2.00 from current or former Principals (as defined in the Termination Agreement) of Mead Park during the Agreement Period and (ii) in addition to any shares acquired pursuant to clause (i), Mr. Ricciardi has a “gross-up” right during the Agreement Period.  Pursuant to the gross-up right, subject to certain exemptions, if the Issuer offers any securities during such period, Mr. Ricciardi shall be afforded the opportunity to acquire up to an amount of new securities in the aggregate required to enable Mr. Ricciardi to maintain his proportionate equivalent interest in the Issuer immediately prior to such issuance.

Item 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirely as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on (a) 15,382,811 shares of the Issuer’s Common Stock outstanding as of July 31, 2015, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended June 30, 2015 and filed with the SEC on August 4, 2015; plus (b) 487,291 shares of Common Stock, issuable upon conversion of a Convertible Senior Promissory Note in the aggregate principal amount of $1,461,873, convertible at $3.00 per share, subject to certain customary anti-dilution adjustments; plus, (c) in the cases of Christopher Ricciardi and Stephanie Ricciardi, 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC (“IFMI Units”) which may be redeemed for, at the Issuer’s option, either cash or shares of Common Stock.  The percentages used in the table below and elsewhere herein do not include 4,983,557 shares of Series E Non-Convertible Preferred Stock of the Issuer which is currently outstanding and which votes together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Christopher Ricciardi	12,403	12,403	755,736	768,139	4.76%
Stephanie Ricciardi	0	0	755,736	755,736	4.68%
Mead Park LLC	0	0	487,291	487,291	3.07%

Mr. Ricciardi has sole voting and dispositive power of 12,403 shares of Common Stock, all of which are restricted shares granted to Mr. Ricciardi by the Issuer and which restrictions expire on February 4, 2016.

Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 268,445 shares of the Issuer’s Common Stock that may be issued upon the redemption of the same number of IFMI Units beneficially owned by Mr. Ricciardi and Mrs. Ricciardi.  Each IFMI Unit is redeemable at the holder’s option, at any time, for (a) cash in an amount equal to the average of the per share closing prices of the Issuer’s Common Stock for the ten consecutive trading days immediately preceding the date the Issuer receives the holder’s notice of redemption, or (b) at the Issuer’s option, one share of the Issuer’s Common Stock, subject to appropriate adjustment upon the occurrence of an issuance of additional shares of the Issuer’s Common Stock as a dividend or other distribution on the Issuer’s outstanding Common Stock, or a further subdivision or combination of the outstanding shares of the Issuer’s Common Stock.

Mr. Ricciardi and Mrs. Ricciardi may, at any time at their option, exchange their membership units of Mead Park LLC for a convertible senior promissory note with a face value of $1,461,873.  If Mr. Ricciardi and Mrs. Ricciardi exchange their membership units of Mead Park LLC and receive the convertible senior promissory note, at any time prior to September 25, 2018 (the maturity date), Mr. Ricciardi and Mrs. Ricciardi may, at their option, convert all or any part of the outstanding principal amount of such note into shares of the Issuer’s Common Stock at a $3.00 per share conversion price, subject to certain customary anti-dilution adjustments. In addition, under certain situations, the Issuer can elect to pay interest on the note by increasing the principal amount of the note. If the Issuer elects this option, the number of shares that the note converts into will increase.  The maximum number of shares of the Issuer’s Common Stock (subject to customary anti-dilution adjustments) that the note currently can convert into is approximately 610,000 shares (assuming no interest is paid in cash).  The additional approximately 125,000 shares of Common Stock into which the note can convert in the event all remaining interest thereunder is paid in cash are not included in this Schedule 13D as shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c)  Except as set forth in this Amendment No. 8 to this Schedule 13D, there have been no transactions by the Reporting Persons in shares of Common Stock since the filing of Amendment No. 7 to this Schedule 13D.

(d)  Each Reporting Person has the right to receive dividends from the shares of Common Stock beneficially owned by such Reporting Person.

(e)  As of October 16, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the information set forth in Items 4 and 5 above, which information is incorporated by reference herein.

Item 7.      Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
3

Termination and Release Agreement, dated as of October 16, 2015, by and among Christopher Ricciardi, Stephanie Ricciardi, The Ricciardi Family Foundation, Mead Park Capital Partners LLC and Institutional Financial Markets, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015

/s/ Christopher Ricciardi
Christopher Ricciardi

/s/ Stephanie Ricciardi
Stephanie Ricciardi

Mead Park Capital Partners LLC

By:	/s/ Christopher Ricciardi
Name:	Christopher Ricciardi
Title:	Manager

[Signature Page to Schedule 13D Amendment]